FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on January 24, 2007 announcing the pricing of a secondary offering of the Company's common stock being offered by three selling shareholders.

                                                                       Exhibit 1



                                         Corporate Contact:
                                         Ioannis Zafirakis
                                         Director and Vice-President
                                         Telephone: + 30-210-9470100
                                         Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------

                                         Investor and Media Relations:
                                         Edward Nebb
                                         Euro RSCG Magnet
                                         Telephone: + 1-212-367-6848
                                         Email: ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. PRICES SECONDARY OFFERING
                                 OF COMMON STOCK

ATHENS, GREECE, January 24, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced the pricing of a secondary offering of 5,000,000 shares of its common stock being offered by three selling shareholders. In addition, the selling shareholders have granted the underwriters an option to purchase up to an additional 750,000 common shares to cover over-allotments. The shares are being offered through Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC at a price to the public of $15.75 per share. The Company will not receive any proceeds from the sale.

The selling shareholders are Ironwood Trading Corp., Corozal Compania Naviera S.A., and Zoe S. Company Ltd. Ironwood and Corozal are controlled by Simeon Palios, the Company's Chairman and Chief Executive Officer. Zoe is a wholly-owned indirect subsidiary of Fortis Bank (Nederland) N.V.

The offering is being made only by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, telephone: (866) 803-9204 and from Wachovia Capital Markets, LLC at 375 Park Avenue, New York, New York 10152, telephone: (800) 326-5897.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  January 24, 2007                   By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                    Anastassis Margaronis
                                                    President








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